# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Largo Inc., CIK 0001400438
CUSIP: 517097101
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: FIRST CANADIAN PLACE, 100 KING ST., WEST, SUITE 1600, Toronto, Ontario Canada (A6), M5X 1G5
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001732325

## Reporting persons
- Arias Resource Capital GP Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,547; sole dispositive power 0; shared dispositive power 6,547; aggregate amount beneficially owned 6,547 (0.01% of the class)
- Arias Resource Capital Fund II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 26,468,209; sole dispositive power 0; shared dispositive power 26,468,209; aggregate amount beneficially owned 26,468,209 (31.77% of the class)
- Arias Resource Capital Fund II (Mexico) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,501,731; sole dispositive power 0; shared dispositive power 1,501,731; aggregate amount beneficially owned 1,501,731 (1.8% of the class)
- Arias Resource Capital GP II Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 27,969,940; sole dispositive power 0; shared dispositive power 27,969,940; aggregate amount beneficially owned 27,969,940 (33.57% of the class)
- Arias Resource Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 346,618; sole dispositive power 0; shared dispositive power 346,618; aggregate amount beneficially owned 346,618 (0.41% of the class)
  Comment: Reflects 346,618 Common Shares issuable upon exercise of options.
- Arias Resource Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 346,618; sole dispositive power 0; shared dispositive power 346,618; aggregate amount beneficially owned 346,618 (0.41% of the class)
  Comment: Reflects 346,618 Common Shares issuable upon exercise of options.
- J. Alberto Arias: type of reporting person: individual (IN); citizenship or place of organization: Peru (R5); sole voting power 9,898,599; shared voting power 28,323,105; sole dispositive power 9,898,599; shared dispositive power 28,323,105; aggregate amount beneficially owned 38,221,704 (43.15% of the class)
  Comment: The 9,898,599 Common Shares over which this Reporting Person has sole voting power and sole dispositive power include (i) 4,918,033 Common Shares held by ARC Fund III (as defined in Item 2(a)) and (ii) 4,918,033 Common Shares issuable upon exercise of warrants held by ARC Fund III.

## Item 1. Issuer
Name of issuer: Largo Inc.
Address of issuer's principal executive offices: The Issuer's principal executive offices are located at 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario M5X 1G5, Canada.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Arias Resource Capital GP Ltd., a Cayman Islands exempted company ("Arias GP"), with respect to the common shares, no par value (the "Common Shares") of Largo Inc. (the "Issuer") held by it;

(ii) Arias Resource Capital Fund II L.P., a Cayman Islands exempted limited partnership ("Arias II Fund"), with respect to the Common Shares held by it;

(iii) Arias Resource Capital Fund II (Mexico) L.P., an Ontario limited partnership ("Arias II (Mexico) Fund" and together with Arias GP and Arias II Fund, the "Arias Entities"), with respect to the Common Shares held by it;

(iv) Arias Resource Capital GP II Ltd., a Cayman Islands exempted company ("Arias II GP"), as the general partner of Arias II Fund and Arias II (Mexico) Fund, with respect to the Common Shares held by Arias II Fund and Arias II (Mexico) Fund;

(v) Arias Resource Capital Management LP, a Delaware limited partnership ("Arias Management"), with respect to the Common Shares issuable upon exercise of options held by Mr. Arias (as defined below) and Mr. Jonathan Lee, who serves as a Director of the Issuer ("Mr. Lee");

(vi) Arias Resource Capital GP LLC, a Delaware limited liability company ("Arias Management GP"), as the general partner of Arias Management, with respect to the Common Shares issuable upon exercise of options held by Mr. Arias and Mr. Lee; and

(vii) J. Alberto Arias ("Mr. Arias"), (w) with respect to the Common Shares held by him, (x) as the sole member of Arias Management GP, with respect to the Common Shares issuable upon exercise of options held by Mr. Lee and himself, (y) as the sole director of each of Arias GP and Arias II GP, with respect to the Common Shares held by the Arias Entities, and (z) as the sole partner of Arias Resource Capital Fund III L.P., a Cayman Islands exempted limited partnership ("ARC Fund III"), with respect to the Common Shares held by ARC Fund III and the Common Shares issuable upon exercise of warrants held by ARC Fund III.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares reported herein.

The original Schedule 13G and the amendments thereto with respect to the Reporting Persons' beneficial ownership of the Common Shares filed with the Securities and Exchange Commission prior to the date hereof were filed by Arias Resource Capital Fund II L.P. (CIK 0001505018).
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Arias Resource Capital Management LP, 201 S. Biscayne Blvd - Suite 2860, Miami, FL 33131.
Citizenship: Arias II Fund is an exempted limited partnership organized under the laws of the Cayman Islands. Arias II (Mexico) Fund is a limited partnership organized under the laws of Ontario, Canada. Arias GP and Arias II GP are exempted companies organized under the laws of the Cayman Islands. Arias Management is a limited partnership organized under the laws of the State of Delaware. Arias Management GP is a limited liability company organized under the laws of the State of Delaware. Mr. Arias is a citizen of Peru.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are based on 83,313,022 Common Shares outstanding as of November 11, 2025, as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on December 3, 2025, and assumes the exercise of the options and warrants reported herein.
Percent of class: 43.15%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Arias Resource Capital GP Ltd.: /s/ J. Alberto Arias, J. Alberto Arias, Director (02/11/2026)
- Arias Resource Capital Fund II L.P.: /s/ J. Alberto Arias, J. Alberto Arias, Director of Arias Resource Capital GP II Ltd., General Partner (02/11/2026)
- Arias Resource Capital Fund II (Mexico) L.P.: /s/ J. Alberto Arias, J. Alberto Arias, Director of Arias Resource Capital GP II Ltd., General Partner (02/11/2026)
- Arias Resource Capital GP II Ltd.: /s/ J. Alberto Arias, J. Alberto Arias, Director (02/11/2026)
- Arias Resource Capital Management LP: /s/ J. Alberto Arias, J. Alberto Arias, Sole Member of Arias Resource Capital GP LLC, General Partner (02/11/2026)
- Arias Resource Capital GP LLC: /s/ J. Alberto Arias, J. Alberto Arias, Sole Member (02/11/2026)
- J. Alberto Arias: /s/ J. Alberto Arias, J. Alberto Arias, Individually (02/11/2026)